Filed Pursuant to Rule 433

Free Writing Prospectus dated September 27, 2006

Relating to Preliminary Prospectus dated September 13, 2006

Registration No. 333-137270

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-433-9045.

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Preliminary Note: The following is a transcript of a news segment aired on September 21, 2006 in the Portland, Oregon metropolitan area by a television station unaffiliated with ICOP Digital, Inc. (“ICOP”) or its underwriters. ICOP has not approved the substance of the broadcast and is filing this transcript of the broadcast as required by Rule 433(f) of the Securities Act of 1933, as amended. ICOP believes that because the news segment contains factual inaccuracies and is edited in such a way that it may be misunderstood to attribute to ICOP certain general statements made by a representative of Paulson Investment Company, Inc. (“Paulson”) about Paulson clientle, the segment could be misleading and should not be relied upon by investors. Errors include the following:

•	The news segment reported that ICOP raised $13 million through an initial public offering. ICOP conducted a secondary public offering in July 2005 with gross proceeds of $12.3 million.

•	The news segment erroneously reports the number of inputs that are simultaneously reported on an ICOP Model 20/20 system. The ICOP Model 20/20 records two cameras and two audio sources simultaneously on a vehicle-grade hard drive, although up to three cameras can be installed.

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TRANSCRIPT OF NEWS SEGMENT BROADCAST

Your money your business

KGW-TV Channel 8 Portland

9/21/2006 18:42:00

TRENT DAVIS, PRESIDENT & CEO, PAULSON INVESTMENT COMPANY: If it doesn’t work, you can lose a lot of dough.

NEWSCASTER #1: A Portland company takes a risk on a new device used by law enforcement: that tops tonight’s Your Money, Your Business.

NEWSCASTER #2: Here is News Channel 8 and Portland Business Journal reporter Joe Smith.

REPORTER: And, good evening, Laural and Tracy. Law enforcement officers are always looking for every advantage: technology from Tasers to better onboard cameras, but before they’re in the hands of the police, one Portland firm is behind the companies that make the tools that serve and protect.

(Taser gun heard being discharged) The Taser gun: a tool of the trade for Scappoose Chief Doug Greisen. His department’s been using them for six months.

CHIEF DOUG GREISEN, SCAPPOOSE: (Beep heard) Now everything’s getting recorded.

REPORTER: This is the newest weapon against crime. It’s called ICOP, a new digital onboard video recorder with higher resolution.

CHIEF GREISEN: Once the emergency lights are activated, or the officer hits the record button, it goes back a whole minute before the situation.

REPORTER: A complete system uses three cameras: one up front, a second looking out the rear, and the prisoner-cam for the back seat. It’s all recorded on a hard drive, a far cry from the department’s old, analog VHS system.

CHIEF GREISEN: The quality of the tape: fuzziness, blurry - it seemed like it just keeps deteriorating.

REPORTER: The idea for ICOP is the next evolution to help law enforcement do a better job.

DAVE OWEN, CHAIRMAN & CHIEF EXECUTIVE OFFICER, ICOP DIGITAL: Then the bad guys had better equipment than our own law enforcement or first responders.

REPORTER: Dave Owen’s company located in Kansas had a good idea, but not enough money to bring this technology to market.

OWEN: Law enforcement equipment just was not keeping pace with the times.

REPORTER: To find funding, it meant a trip to the Rose City.

DAVIS: We’re in the market of high-risk-high-reward-type of opportunities.

REPORTER: Opportunities that have paid off before for Paulson Investment Company. President and CEO Trent Davis took a chance several years ago to fund the Taser gun. It took $13 million to bring it to market.

DAVIS: It was probably one of our bigger successes.

REPORTER: Davis hopes the same success for the ICOP.

DAVIS: A lot of times you’re, you’re placing a bet on management: that they will be able to execute their plan.

REPORTER: In a matter of months, through an initial public offering, investors committed another $13 million. One thousand ICOP systems are in use across the country. In time, Chief Greisen plans to install one in all eight of his squad cars.

CHIEF GREISEN: It is the best tool. It’s state-of-the-art.

REPORTER: And coming soon to ICOP, in partnership with Sprint, a commander will be able to view live, streaming video from a patrol car all at once. And, by the way, the Paulson Company is one of the country’s leading funding sources for what the industry calls non-lethal security tools.